Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross declares dividend and provides guidance to 2023 with growing production

Board approves plan to pay quarterly dividend of $0.03 per share

Company expects to increase production by 20% with declining cost trend

(This news release contains forward-looking information about expected future events and performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located at the end of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario, September 17, 2020 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” or the “Company”) today announced its robust three-year guidance, with production expected to steadily increase by 20% to 2.9 million gold equivalent ounces[1] (+/- 5%) in 2023 and an overall downward trend in production cost of sales and capital expenditures to drive strong free cash flow.

The Company also announced that its Board of Directors (“Board”) has declared a dividend of $0.03 per common share payable on October 22, 2020 to shareholders of record at the close of business on October 8, 2020. In addition, the Board has approved a plan to pay quarterly dividends of $0.03 per common share, which would amount to $0.12 per common share on an annualized basis, and represents an annualized yield of approximately 1.3% based on a closing share price of $9.35 on September 17, 2020.

CEO commentary:

J. Paul Rollinson, President and CEO, commented on the dividend and three-year guidance.

“With our investment grade balance sheet, strong free cash flow, significant margins and substantial cash position, we are pleased to return capital to our shareholders in the form of a dividend.

“We expect to increase our production by approximately half a million gold equivalent ounces, or 20%, to 2.9 million ounces over the next three years, which is indicative of the strength of our global portfolio and our ability to optimize mine plans and find value-enhancing opportunities. We are also studying further organic development options given our attractive pipeline of projects and promising exploration results.

“Our growing production profile, combined with our declining cost structure, is expected to drive strong and growing free cash flow. Kinross will continue to prioritize balance sheet strength and disciplined capital allocation as we assess future development opportunities to generate value for our shareholders.”

Growing production and declining costs

The expected production growth represents additional ounces enabled by planned life of mine extensions and projects resulting from the Company’s previous three-year major capital reinvestment phase, which established a low-risk and timely platform for growth in the current gold price environment.

Kinross’ comprehensive continuous improvement programs, which have enhanced productivity and operational efficiencies, and its exploration strategy focused on promising prospects around existing operations, also contributed to the anticipated production increase.

Kinross continues to prioritize adding significant ounces to its mineral reserve estimate of 24.3 million Au oz.2 (as of year-end 2019), which does not include the Company’s recent addition of 6.4 million Au oz. 2 from the Lobo-Marte project announced on July 15, 2020. The Company remains optimistic of future mine life extensions given its large estimated measured and indicated mineral resource base of 35.5 million Au oz.2 (as of year-end 2019 and excludes reserves).

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2 For more information, please see Mineral Reserve and Resource estimates on page 5 of this news release.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The three-year production growth is primarily based on additional ounces from the expected:

•	higher production at Kupol and life of mine extension at Chirano, both derived from the successful exploration programs at the two sites;
•	enhancements to the Fort Knox mine plan, including accelerating production at the Gilmore project to bring ounces forward;
•	continued outperformance at Paracatu driven by improved throughput, more ounces from the reprocessing of tailings and higher grades from accelerated mining of the western area of the pit, and;
•	higher production from the north area of Bald Mountain.

Annual gold equivalent production guidance[1] (+/- 5%)
2021	2.4 million oz.
2022	2.7 million oz.
2023	2.9 million oz.

Kinross continues to use a $1,200 per ounce gold price assumption for its mine plans, including the 2021 - 2023 production guidance, and for the Company’s proven and probable mineral reserve estimates.

During the next three years of expected production growth, the Company anticipates a downward trend in production cost of sales per ounce sold as Kinross brings on planned lower cost projects. Cost of sales per ounce sold is expected to be slightly higher in 2021 compared with 2020 guidance, mainly due to COVID-19 impacts, but is expected to progressively decrease in 2022 and 2023.

As the Company transitions from its previous major three-year capital reinvestment phase, annual capital expenditures are expected to decline based on Kinross’ current production guidance. The planned capital expenditures include the initial development of the Chulbatkan project, which has a preliminary capital estimate of approximately $330 million during the 2021 - 2023 timeframe, but excludes additional opportunities in the Company’s pipeline. Kinross is studying additional options in its portfolio that leverage its large mineral resource base and have the potential to sustain strong production beyond 2023, which could generate attractive returns without risking significant capital.

Annual capital expenditures guidance (+/- 5%)
2021	$900 million
2022	$800 million
2023	$700 million

Kinross Gold President and CEO J. Paul Rollinson is scheduled to speak at the Gold Forum Americas on September 21, 2020 at 9:00 a.m. ET to discuss the Company’s outlook and performance. The live session can be accessed here: https://www.denvergold.org/company-live-session/dgf20/75/

In addition, Kinross' management team will host a presentation and question and answer session on October 20, 2020 from 10:00 a.m. – 12:00 p.m. ET to discuss operational details regarding the Company’s three-year guidance and additional opportunities in its portfolio. The presentation will be accessible via conference call and audio webcast at www.kinross.com, where it will also be archived.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reinstating 2020 guidance

Kinross is also reinstating its 2020 guidance originally announced on February 12, 2020. The 2020 guidance includes:

2020 guidance[3] (+/- 5%)
Gold equivalent production[1]	2.4 million oz.
Production cost of sales[1,4]	$720 per Au eq. oz.
All-in sustaining cost[1,4]	$970 per Au eq. oz.
Capital expenditures	$900 million[5]

The Company is on track to meet its production, cost of sales per ounce sold, all-in sustaining cost per ounce sold and capital expenditures guidance for 2020.

Other operating costs for 2020 are now expected to be approximately $140 million, which increased from the previous $100 million guidance, mainly due to costs associated with the Tasiast strike in the second quarter and COVID-19 mitigation measures.

Sustainable dividend at an attractive yield

With the robust free cash flow that is being generated from its operations, and with the Company’s strong expected cash position, Kinross is pleased to announce that its Board has declared a dividend of $0.03 per common share, payable on October 22, 2020 to shareholders of record at the close of business on October 8, 2020. The dividend qualifies as an "eligible dividend" for Canadian income tax purposes, while dividends paid to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

In addition, and in line with Kinross’ commitment to provide shareholder value, the Board has approved a plan to pay quarterly dividends of $0.03 per common share, which would amount to $0.12 per common share on an annualized basis, and represents an attractive annualized yield of approximately 1.3%, assuming a share price of $9.35 as of market close on September 17, 2020. The Company anticipates that, subject to approval of the Board, the next quarterly dividend will be declared in connection with Kinross’ third-quarter financial results. The declaration and payment of dividends is at the discretion of the Board, and will depend on the Company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board. The Company believes the regular quarterly dividend is sustainable at lower gold prices and provides opportunities for growth in a prolonged higher gold price environment.

Balance sheet strength and disciplined capital allocation

On September 15, 2020, Kinross gave notice to its lenders that it intends to repay the remaining $500 million of the $750 million previously drawn from its $1.5 billion revolving credit facility in March 2020 as a precaution against uncertainties caused by the global COVID-19 pandemic. The Company previously repaid $250 million of the credit facility on July 24, 2020 and the remaining repayment is scheduled for September 18, 2020.

Consistent with the Company’s disciplined approach to capital allocation, Kinross will continue to prioritize maintaining and strengthening its investment grade balance sheet while delivering on its commitments and generating free cash flow. The Company’s capital priorities include:

3 Please see Kinross’ news release dated February 12, 2020 and available on www.kinross.com for more information and detailed assumptions.

4 These figures are non-GAAP financial measures and are defined in the Company’s 2020 second-quarter news release dated July 29, 2020

5 2020 capital expenditures guidance excludes capitalized interest of $55 million.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

•	maintaining existing operations safely and to world-class environmental standards through sustaining capital expenditures;

•	investing in organic expansion projects that provide attractive returns and leverage existing infrastructure and experience in operating jurisdictions to minimize execution risk;

•	capitalizing on opportunities to extend or grow production through targeted exploration activities;

•	continuing to repay debt upon maturity, including $500 million in senior notes in September 2021;

•	continuing to reduce net debt, which at current gold prices is expected to reach zero in 2021, and;

•	returning capital to shareholders through a quarterly dividend.

Kinross also intends to maintain flexibility to make additional attractive investments and for further return of capital.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Mineral Reserve and Resource estimates

Kinross Gold Proven and Probable Mineral estimates[6] (At December 31, 2019)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Proven Reserves	655,577	0.5	11,030
Probable Reserves	488,003	0.8	13,297
Total Proven and Probable Reserves	1,143,580	0.7	24,327

Kinross Gold Measured and Indicated Mineral estimates[6] (At December 31, 2019)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Measured Resources	244,666	0.5	3,929
Indicated Resources	1,250,021	0.8	31,579
Total Measured and Indicated Resources	1,494,687	0.7	35,508

Lobo-Marte Reserve and Resource Mineral estimates[7] (At June 30, 2020)
	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Probable Reserves	146,771	1.4	6,394
Indicated Resources	75,738	0.7	1,796

6 For more information on Kinross’ 2019 year-end mineral reserve and resource estimates, including the material assumptions underlying the estimates, please see the Company’s news release titled “Kinross provides update on development projects and full-year 2019 exploration results” and dated February 12, 2020.

7 For more information on Lobo-Marte’s mineral reserve and resource estimates, including the material assumptions underlying the estimates, please see the Company’s news release dated July 15, 2020.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “CEO commentary”, “Growing production over the next three years”, “Sustainable dividend and maintaining balance sheet strength” and “Disciplined capital allocation” and include, without limitation, statements with respect to: our guidance for production, production costs of sales, cash flow, free cash flow and capital expenditures; the declaration, payment and sustainability of the Company’s dividends; optimization of mine plans; identification of additional resources and reserves; the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “anticipate”, “believe”, “continue”, “estimate”, “expect”, “focus”, “forecast”, “guidance”, “intend”, “opportunity”, “option”, “plan”, “potential”, “promising”, “prospect”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2019, and the Annual Information Form dated March 30, 2020 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of the Tasiast Phase One expansion, and the development and operation of the 24k Project; operation of the SAG mill at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and continued operation of the tailings reprocessing facility at Paracatu; the Lobo-Marte project; commencement of production at the La Coipa project; approval of an enhanced mine plan at Fort Knox; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects, including Kupol and Chirano; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of revisions to the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the Lobo-Marte feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our current expectations; (16) that drawdown of remaining funds under the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (18) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; (19) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 outbreak; (20) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the ongoing industry-wide audit of mining companies in Ghana which includes the Corporation’s Ghanaian subsidiaries, litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, the ongoing litigation with the Russian tax authorities regarding dividend withholding tax and the ongoing Sunnyside litigation regarding potential liability under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act); (21) that the Company will enter into definitive documentation with the Government of Mauritania in accordance with, and on the timeline contemplated by, the terms and conditions of the term sheet, on a basis consistent with our expectations and that the parties will perform their respective obligations thereunder on the timelines agreed; (22) that the exploitation permit for Tasiast Sud will be issued on timelines consistent with our expectations; (23) that the benefits of the contemplated arrangements will result in increased stability at the Company’s operations in Mauritania; and (24) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumption, sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; reductions in the ability of the Company to transport and refine doré; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2019 and the Annual Information Form dated March 30, 2020. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this presentation, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this presentation has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

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